Mail Stop 4561

October 1, 2007

Thomas M. Donnelly
Chief Financial Officer and Treasurer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

      Re: Digital River, Inc.
              Form 10-K for the fiscal year ended December 31, 2006
              Form 10-Q for the quarterly period ended March 31, 2007
              File No. 000-24643

Dear Mr. Donnelly:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Stephen Krikorian
      Accounting Branch Chief